UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  1)(1)

Restoration Hardware, Inc.

(Name of Issuer)

Common Stock,  $0.0001 par value per share

(Title of Class of Securities)

760981-10-0

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760981-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Revocable Indenture of Trust of Sidney Kimmel dated 5/17/01 ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Philadelphia, PA, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 725,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 725,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 725,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Sidney Kimmel Foundation 23-2698492

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sidney Kimmel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 725,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 725,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 725,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
(a)	Name of Issuer Restoration Hardware, Inc.
(b)	Address of Issuer’s Principal Executive Offices 15 Koch Road, Suite J Corte Madera, CA 94925

Item 2.
(a)

Name of Person Filing
This statement is filed by:

A.  Sidney Kimmel (“Kimmel”) with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Restoration Hardware, Inc. (the “Company”) also beneficially owned by the Revocable Indenture of Trust of Sidney Kimmel dated 5/17/01 (the “Trust”), of which Kimmel is the sole trustee, which shares were received by the Trust on November 10, 2003.  On November 10, 2003, the Trust transferred all of the shares of Common Stock of the Company beneficially owned by it by charitable gift to The Sidney Kimmel Foundation (the “Foundation”), a Pennsylvania nonprofit corporation.  This statement is also filed by Kimmel with respect to the shares of Common Stock of the Company also beneficially owned by the Foundation, of which Kimmel is the Chairman.  Kimmel disclaims beneficial ownership with respect to any shares of Common Stock of the Company owned by the Trust or the Foundation;

B.  the Trust with respect to the shares of Common Stock owned directly by it.  The Trust disclaims beneficial ownership with respect to any shares of Common Stock of the Company owned by the Foundation; and

C.  the Foundation with respect to the shares of Common Stock owned directly by it.

Kimmel, the Trust and the Foundation are hereinafter collectively referred to as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The principal business address of each of the Reporting Persons is:

c/o Patrick J. Moran

Silvercrest Asset Management Group

1330 Avenue of the Americas, 38th Floor

New York, New York  10019

	(c)	Citizenship The Trust is a trust formed in Philadelphia, Pennsylvania, USA; The Foundation is a Pennsylvania nonprofit corporation; Kimmel is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock, $0.0001 par value per share
	(e)	CUSIP Number 760981-10-0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	A.	The Trust

	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 0

	B.	The Foundation
	(a)	Amount beneficially owned: 725,000
	(b)	Percent of class: 2.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 725,000
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 725,000

	B.	Kimmel
	(a)	Amount beneficially owned: 725,000
	(b)	Percent of class: 2.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 725,000
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 725,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2004	Revocable Indenture of Trust of Sidney Kimmel dated 5/17/01

	By:	Sidney Kimmel
Sidney Kimmel, Trustee

Dated: January 28, 2004	The Sidney Kimmel Foundation

	By:	Sidney Kimmel
Sidney Kimmel, Chairman

Dated: January 28, 2004		Sidney Kimmel
Sidney Kimmel

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock, par value $0.0001 per share, of Restoration Hardware, Inc. is filed jointly, on behalf of each of them.

Dated: January 28, 2004	Revocable Indenture of Trust of Sidney Kimmel dated 5/17/01

	By:	Sidney Kimmel
Sidney Kimmel, Trustee

Dated: January 28, 2004	The Sidney Kimmel Foundation

	By:	Sidney Kimmel
Sidney Kimmel, Chairman

Dated: January 28, 2004		Sidney Kimmel
Sidney Kimmel